UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 31 March 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill ≠ , R P Menell, D N Murray,
D M J Ncube, G M Wilson
† British, ≠ Canadian, # Ghanaian, ** Executive Director
Company Secretary: T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email           Willie.Jacobsz@
                     goldfields.co.za
Media Enquiries

Sven Lunsche
Tel                +27 11 562 9763
Mobile        +27 83 260 9279
email            Sven.Lunsche@
                      goldfields.co.za
MEDIA RELEASE
GOLD FIELDS PUBLISHES
INTEGRATED ANNUAL REVIEW
FOR THE YEAR TO 31 DECEMBER 2013
Johannesburg, 31 March 2014 - Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today published the Integrated
Annual Review 2013 and the statutory Annual Financial Report 2013 on its website. The Integrated Annual Review will be posted to
shareholders by 7 April 2014.
The Integrated Annual Review and the Annual Financial Report
incorporate all aspects of the Group’s business, including reviews of the
South African, West African, Australasian and South American
operations, the Group’s exploration activities, as well as detailed financial, operational and sustainable development information.
KPMG have audited the results and their unqualified audit report is open for inspection at the company’s offices.
An abridged report has not been published as the information previously published in the reviewed preliminary condensed consolidated results on 13 February 2014 has not changed.
The Integrated Annual Review (plus supporting online information), the
Notice to the Annual General Meeting and the Annual Financial Report
are available at
www.goldfields.com
.
Notice of Annual General Meeting
Notice is given of the annual general meeting of the Company to be held at 150 Helen Road, Sandown, Sandton, on Friday, 9 May 2014 at 09:00.
The AGM will transact the business as stated in the notice of that meeting, a copy of which can be found with the Integrated Annual
Report on the company’s website at
www.goldfields.com
.
In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as Friday, 25 April 2014 at
09:00.Therefore the last day to trade in order to be registered in the
Company’s securities register as at the record date is Wednesday, 16
April 2014.

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa. In February 2013 Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013 Gold Fields acquired Barrick Gold's Granny Smith, Lawlers and Darlot Gold Mines in Western
Australia. Gold Fields subsequently has attributable annual production of approximately 2 million ounces of gold, attributable gold Mineral
Reserves of approximately 49 million ounces and attributable gold Mineral Resources of approximately 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE
Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the
Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 31 March 2014
By:            /s/ Nicholas J. Holland

Name:        Nicholas J. Holland
Title:         Chief Executive Officer